Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186687

PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated March 26, 2013)

27,891,407 Shares

Tengion, Inc.

This Prospectus Supplement No. 8 supplements the prospectus dated March 26, 2013 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-186687). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 27,891,407 shares of our common stock, which are held or may be held by the stockholders named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On July 5, 2013, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K is attached hereto.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 5, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 28, 2013

Tengion, Inc.
(Exact name of registrant as specified in its charter)

001-34688
(Commission File Number)

Delaware	20-0214813
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation)

3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103
(Address of principal executive offices, with zip code)

(336) 722-5855
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

2013 Financing Under Call Option

On June 28, 2013, Tengion, Inc. (the "Company") entered into several agreements with certain new and existing investors (each a “2013 Investor” and, collectively, the "2013 Investors") to provide financing for the Company of approximately $18.6 million (the "Financing").

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement") and a Facility Agreement (the "Facility Agreement") between the Company and the 2013 Investors, the 2013 Investors purchased an aggregate of approximately $18,576,000.00 million of senior secured convertible notes (the “2013 Notes”) and warrants (the “2013 Warrants” and, together with the 2013 Notes, the "Securities") to purchase an aggregate of approximately 81 million shares of the Company’s common stock, par value, $0.001 per share (the "Common Stock").

The 2013 Investors purchased the Securities pursuant to the right granted to the 2012 Investors (as defined below) in the Securities Purchase Agreement entered into by the Company and the investors party thereto (collectively, the “2012 Investors”), dated October 2, 2012 (the “2012 Securities Purchase Agreement”), to purchase up to an additional $20 million of Securities until June 30, 2013 (the “Call Option”).  Pursuant to the Securities Purchase Agreement, the 2013 Investors have the right to participate in any financing conducted by the Company on or before June 28, 2015.

The Securities Purchase Agreement and Facility Agreement contain various representations and warranties, and affirmative and negative covenants, customary for financings of this type, including restrictions on the ability of the Company to incur additional liens on its assets.

The 2013 Notes are convertible at any time at the option of each 2013 Investor at a current conversion price of $0.69 per share.  The conversion price is subject to a downward adjustment based upon, among other things, the: (a) volume weighted average price during the five trading day period ("Five-Day VWAP") after the first registration statement filed with the Securities and Exchange Commission (the "SEC") registering the Registrable Shares (as defined below) is declared effective by the SEC; (b) Five-Day VWAP after the first trading day following the date on which non-affiliates of the Company can freely sell the shares of Common Stock underlying the 2013 Notes under Rule 144(b)(i) of the Securities Act of 1933, as amended (the "Securities Act"), in the event the registration statement referenced in (a) above does not register all of the Registrable Shares; and (c) issuance(s) by the Company of other securities with an issue or exercise price lower than the then existing conversion price in effect as described in the 2013 Notes.

The 2013 Notes mature on June 30, 2016.  No payment of principal is required prior to maturity unless there is an event of default or there is a sale of the Company’s assets outside of the ordinary course of business.  Pursuant to the 2013 Notes, the 2013 Investors may also cause the Company to redeem the 2013 Notes upon: (a) the consolidation, merger, share exchange or other change of control transaction; (b) the sale of all or substantially all of the assets of the Company; (c) a purchase, tender or exchange offer made to the holders of outstanding shares of Common Stock, such that following such purchase, tender or exchange offer a change of control has occurred; (d) the issuance by the Company of an aggregate number of shares of Common Stock in excess of forty percent (40%) of the Company's then issued and outstanding shares of Common Stock; (e) the liquidation, bankruptcy insolvency, dissolution  or winding-up of the Company; or (f) the Company's shares of Common Stock cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (each, a "Major Transaction").  The redemption value of the 2013 Notes in the event of a Major Transaction will be based upon the Black Scholes Option Pricing Model (the "Black Scholes Value") of the shares underlying the 2013 Notes as provided in the 2013 Notes.

Upon an event of default, which includes, among other things, a failure to make a payment when due and a failure to deliver shares issuable upon conversion, the 2013 Notes shall be immediately due and payable.  The 2013 Notes bear interest at 10% per annum and interest is payable quarterly.  At the option of the Company, the Company may pay interest by the issuance of freely tradable shares of Common Stock.  Pursuant to a Security Agreement between the Company and the 2013 Investors, the 2013 Notes are secured by a lien on all of the Company’s assets, including its intellectual property assets. This lien is pari passu with the liens held by Horizon Credit II LLC, the Company’s existing venture debt lender, and the 2012 Investors.

The 2013 Warrants issued to the 2013 Investors, consist of:  (i) five-year warrants to purchase up to an aggregate of 26,921,741 shares of Common Stock and (ii) ten-year warrants to purchase up to an aggregate of 53,843,479 shares of Common Stock.   The 2013 Warrants are currently exercisable at an exercise price of $0.69 per share.  The exercise price is subject to a downward adjustment based upon, among other things, the: (a) Five-Day VWAP after the first registration statement filed with the SEC registering the shares of Common Stock underlying the Securities is declared effective by the SEC; (b) Five-Day VWAP after the first trading day following the date on which non-affiliates of the Company can freely sell the shares of Common Stock underlying the 2013 Warrants under Rule 144(b)(i) of the Securities Act, in the event the registration statement referenced in (a) above does not register all of the shares of Common Stock underlying the Securities; and (c) issuance(s) by the Company of other securities with an issue or exercise price lower than the then existing exercise price in effect as described in the 2013 Warrants.  The 2013 Warrants also provide for a corresponding adjustment in the number of shares underlying the 2013 Warrants in the event of an adjustment to the exercise price.

Pursuant to the 2013 Warrants, the 2013 Investors may also cause the Company to redeem the 2013 Warrants upon a "Major Transaction".  The redemption value of the 2013 Warrants in the event of a Major Transaction will be based upon the Black Scholes Value of the shares underlying the 2013 Warrants as provided therein.

In connection with the Financing and the Collaboration Agreement (as defined below), the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the 2013 Investors and Celgene Corporation ("Celgene").  The Registration Rights Agreement provides that, within 30 days of the closing of the Financing, the Company will file a “resale” registration statement (the “Registration Statement”) covering up to the maximum number of shares underlying the 2013 Notes, 2013 Warrants and the Celgene Warrants (as defined below) that the Company is able to be register pursuant to applicable SEC limitations (the “Registrable Shares”).  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the Registration Statement until all securities therein are sold or otherwise can be sold without registration and without any restrictions.  The Registration Rights Agreement contains customary terms and conditions for a transaction of this type, including certain customary cash penalties on the Company for its failure to satisfy specified filing and effectiveness time periods.

In connection with the Financing, the Company also entered into an Amendment, Waiver and Consent Agreement (the “Amendment, Waiver and Consent Agreement”) with the 2012 Investors.  Pursuant to the Amendment, Waiver and Consent Agreement, the Company and the 2012 Investors agreed to amend the documentation related to the Company’s private placement completed on October 2, 2012 (the “October 2012 Financing”) and to waive certain rights thereunder, to, among other things:  (i) explicitly permit certain of the 2012 Investors to assign the rights under the Call Option that each such 2012 Investor did not exercise to 2013 Investors; (ii) waive certain procedural requirements regarding the Financing; (iii) allow the Company to enter into certain right of first negotiation agreements with respect to its “Neo-Urinary Conduit” program and its “Neo-Kidney Augment” program (each as defined below), (iv) provide for automatic release of the security interests in assets related to the “Esophagus Program” and the Company’s 80,000 square feet facility in East Norriton, Pennsylvania upon permitted dispositions of these assets; and (v) allow for waivers and amendments to certain of the October 2012 Financing documentation by a super-majority of the 2012 Investors.  The “Neo-Urinary Conduit” is a product composed of living cells intended to replace the use of bowel tissue in bladder cancer patients requiring a non-continent urinary diversion after bladder removal surgery or systectomy.  The “Neo-Kidney Augment” is a product composed of living cells intended to prevent or delay dialysis by increasing renal function in patients with advanced chronic kidney disease.

Collaboration and Option Agreement

On June 28, 2013, the Company also entered into a Collaboration and Option Agreement (the “Collaboration Agreement”) with Celgene and Celgene European Investment Company LLC (together with Celgene, the “Celgene Companies”), pursuant to which the Celgene Companies paid the Company $15 million in exchange for (i) the option to acquire the rights to Tengion’s Esophagus Program for 125% of the value of the program, as determined by independent valuation firms, (ii) five-year warrants to purchase 7,425,743 shares of Common Stock and ten-year warrants to purchase 14,851,485 shares of Common Stock, and (iii) a right of first negotiation to the Company’s Neo-Kidney Augment Program  (as further described below).  The “Esophagus Program” is the Company’s autologous neo-esophageal implants, which use certain of the Company’s intellectual property and a scientific platform relating to the potential creation of new human tissues and organs using autologous cells. The option to acquire the rights to the Esophagus Program shall expire June 28, 2020, unless earlier terminated in connection with a change of control transaction.  The warrants issued to Celgene (the “Celgene Warrants”) are currently exercisable at an exercise price of $1.01 per share.  The exercise price is subject to a downward adjustment based upon, among other things, the: (a) Five-Day VWAP after the first registration statement filed with the SEC registering the Registrable Shares is declared effective by the SEC; (b) Five-Day VWAP after the first trading day following the date on which non-affiliates of the Company can freely sell the shares of Common Stock underlying the Celgene Warrants under Rule 144(b)(i) of the Securities Act, in the event the registration statement referenced in (a) above does not register all of the Registrable Shares; and (c) issuance(s) by the Company of other securities with an issue or exercise price lower than the then existing exercise price in effect as described in the Celgene Warrants.  The Celgene Warrants also provide for a corresponding adjustment in the number of shares underlying the Celgene Warrants in the event of an adjustment to the exercise price.

Pursuant to the Celgene Warrants, Celgene may also cause the Company to redeem the Celgene Warrants upon a "Major Transaction."  The redemption value of the Celgene Warrants in the event of a Major Transaction will be based upon the Black Scholes Value of the shares underlying the Celgene Warrants as provided therein.

Also, on June 28, 2013, the Company entered into a Right of First Negotiation Agreement (the “ROFN Agreement”) with Celgene, pursuant to which the Company granted Celgene a right of first negotiation to the license, sale, assignment, transfer or other disposition by the Company of any material portion of intellectual property (including patents and trade secrets) or other assets related to the Neo-Kidney Augment program.  In the event of a change in control of the Company, the ROFN Agreement and all of Celgene’s rights pursuant thereto shall automatically terminate in all respects and be of no further force and effect.

The information contained in Item 3.02 below is incorporated by reference into this Item 1.01.

Item 2.03.  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 3.02.  Unregistered Sales of Equity Securities.

The information contained in Item 1.01 above is incorporated by reference into this Item 3.02.

On July 1, 2013, the Company issued 737,557 shares (the “Interest Shares”) of Common Stock to the 2012 Investors as interest payments on the senior secured notes (the “2012 Notes”) issued in connection with the October 2012 Financing.  On February 14, 2013, the Company and the 2012 Investors entered into amendments to the terms of the October 2012 Financing which gave the Company the option to pay interest payments on the 2012 Notes with Common Stock.  In addition to issuing the Interest Shares, the Company issued warrants to purchase 537,837 shares of Common Stock for nominal consideration (the “Interest Warrants”) to certain of the 2012 Investors.  The Interest Warrants were issued in lieu of shares of Common Stock that would have brought certain of the 2012 Investors above the 9.985% ownership limitation established pursuant to the October 2012 Financing.

The Company issued the Interest Shares and the Interest Warrants to satisfy $369,992.48 in interest obligations due on July 1, 2013.  The Interest Shares accounted for 17.8% of the Company’s issued and outstanding Common Stock as of July 1, 2013.  The Interest Shares were issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act, and the regulations promulgated thereunder.  All of the 2012 Investors are either accredited investors (as defined in the Securities Act) or are located outside of the United States and no public solicitation was involved in connection with the issuance of the Interest Shares.

References herein to the October 2012 Financing documents and their terms are qualified in their entirety by the form of such documents as filed as exhibits to reports on Form 8-K filed by the Company on October 4, 2012, January 7, 2013, February 4, 2013 and February 14, 2013, which documents and exhibits are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

4.1	Form of Senior Secured Convertible Notes issued to various investors on June 28, 2013

4.2	Form of Warrants issued to various investors on June 28, 2013
4.3	Form of Warrants issued to Celgene Corporation on June 28, 2013

10.1	Securities Purchase Agreement by and among Tengion, Inc. and the investors party thereto, dated June 28, 2013

10.2	Facility Agreement by and among Tengion, Inc. and the lenders party thereto, dated June 28, 2013
10.3	Security Agreement by and among Tengion, Inc. and the secured parties thereto, dated June 28, 2013
10.4	Registration Rights Agreement by and among Tengion, Inc. and the parties thereto, dated June 28, 2013

10.5	Amendment, Waiver and Consent Agreement by and among Tengion, Inc. and the investors party thereto, dated June 28, 2013

10.6	Collaboration and Option Agreement by and among Tengion, Inc., Celgene Corporation and Celgene European Investment Company LLC, dated June 28, 2013

10.7	Right of First Negotiation Agreement by and between Tengion, Inc. and Celgene Corporation, dated June 28, 2013
99.1	Press Release, dated June 28, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TENGION, INC.

Date: July 5, 2013	By: /s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Vice President, Finance